Exhibit 99.2

RADWARE LTD.

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 9, 2021

Notice is hereby given that the 2021 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Radware Ltd. (the “Company”) will be held on Thursday, December 9, 2021, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, for the following purposes:

1.	To elect Mr. Yehuda Zisapel, Prof. Yair Tauman and Mr. Yuval Cohen as Class I directors of the Company until the annual general meeting of shareholders to be held in 2024;

2.	To approve grants of equity-based awards of the Company to the President and Chief Executive Officer of the Company;

3.	To approve grants of equity-based awards of EdgeHawk Security Ltd., the Company’s subsidiary, to the President and Chief Executive Officer of the Company; and

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the above resolutions, at the Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2020 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on November 5, 2021 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person. In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release and/or furnish a Form 6-K or other document to the U.S. Securities and Exchange Commission prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

By Order of the Board of Directors

/s/ Roy Zisapel
ROY ZISAPEL
President and Chief Executive Officer

Date: November 4, 2021

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of the Annual General Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 6971917, ISRAEL

_____________________

PROXY STATEMENT

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

_____________________

This Proxy Statement is furnished to the holders of ordinary shares of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2021 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2021 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2021 Annual General Meeting of Shareholders.

The Annual General Meeting will be held on Thursday, December 9, 2021 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel. In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release and/or furnish a Form 6-K or other document to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	"we", "us", "our", "Radware", or the "Company" are to Radware Ltd. and its subsidiaries;

•	"dollars" or "$" are to United States dollars;

•	"NIS" or "shekel" are to New Israeli Shekels;

•	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

•	the "SEC" are to the United States Securities and Exchange Commission;

•	"ordinary shares" or “shares” are to our ordinary shares, NIS 0.05 par value per share; and

•	"2020 Annual Report" or “Annual Report” are to the annual report on Form 20-F we filed with the SEC on April 20, 2021.

On November 1, 2021, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.134 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

PURPOSE OF THE MEETING

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To elect Mr. Yehuda Zisapel, Prof. Yair Tauman and Mr. Yuval Cohen as Class I directors of the Company until the annual general meeting of shareholders to be held in 2024;

2.	To approve grants of equity-based awards of the Company to the President and Chief Executive Officer of the Company;

3.	To approve grants of equity-based awards of EdgeHawk Security Ltd., the Company’s subsidiary, to the President and Chief Executive Officer of the Company; and

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2020 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about November 8, 2021 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. In addition, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

•
By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions, including regarding the latest date and time you may submit your voting instructions, of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, (i) a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares, or the “senior joint holder”, and (ii) the vote of the senior joint holder who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

RECORD DATE; QUORUM; VOTING RIGHTS; ETC.

Record Date

Only shareholders of record at the close of business on November 5, 2021, the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of November 1, 2021, the Company had issued and outstanding 45,998,711 ordinary shares (excluding 14,202,539 treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company's offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, not later than 10 days prior to the Meeting, i.e., by November 30, 2021. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website at http://www.sec.gov and on the Company’s website).

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 1, 2021, (i) the number of ordinary shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s ordinary shares, and (ii) certain information regarding the beneficial ownership of our ordinary shares by our directors and executive officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Outstanding Ordinary Shares**
Cadian Capital Management, LP (1)	4,380,953	9.52%
Senvest Management, LLC (2)	3,221,414	7.00%
Artisan Partners (3)	3,086,032	6.71%
Nava Zisapel (4)	2,937,676	6.39%
Morgan Stanley (5)	2,661,708	5.79%
Legal & General Investment Management (Holdings) Limited (6)	2,364,179	5.14%
Yehuda Zisapel (7)	1,664,111	3.61%
Roy Zisapel (8)	1,531,109	3.33%
All directors and executive officers as a group consisting of 11 persons, including Yehuda Zisapel and Roy Zisapel (9) (10)	3,506,384	7.56%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted share units (“RSUs”) currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, (i) the persons named in the table above have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, and (ii) each option and RSU is exercisable into one ordinary share.

** The percentages shown are based on 45,998,711 ordinary shares issued and outstanding as of November 1, 2021. This figure of outstanding ordinary shares excludes (i) 17,564 RSUs and (ii) employee stock options to purchase an aggregate of 364,850 ordinary shares at a weighted average exercise price of approximately $23.82 per share, with the latest expiration date of these options being in January 2026 (of which, options to purchase 297,500 of our ordinary shares were exercisable as of November 1, 2021).

(1) This information is based on information provided in Amendment No. 5 to Schedule 13G filed with the SEC by Cadian Capital Management, LP, Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 12, 2021. According to such information, the filing persons have shared voting and dispositive power with respect to all shares reported as beneficially owned by them. The business address of Cadian is 535 Madison Avenue, 36th Floor, New York, New York 10022.

(2) This information is based on information provided in Amendment No. 16 to Schedule 13G filed with the SEC by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”) on February 12, 2021. According to such information, the filing persons have shared voting and dispositive power with respect to all shares reported as beneficially owned by them. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(3) This information is based on information provided in Schedule 13G filed with the SEC by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. (collectively, "Artisan Partners") on February 10, 2021. According to such information, the filing persons have shared voting power with respect to 2,614,331 ordinary shares and shared dispositive power with respect to 3,086,032 ordinary shares. The business address of Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(4) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,467,843 are held directly; (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel; and (iii) 202,000 are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel. As noted in note 1 in Item 6.E “Share Ownership” of our Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. The business address of Ms. Zisapel is 127 Habarzel Street, Tel Aviv, 69710 Israel.

(5) This information is based on information provided in Amendment No. 1 to Schedule 13G filed with the SEC by Morgan Stanley and Morgan Stanley Capital Services LLC on February 11, 2021. According to such information, (i) Morgan Stanley has shared voting power with respect to 2,648,486 ordinary shares and shared dispositive power with respect to 2,661,708 ordinary shares and (ii) Morgan Stanley Capital Services LLC has shared voting power and shared dispositive power with respect to 2,503,787 ordinary shares. The business address of the filing persons is 1585 Broadway New York, NY 10036.

(6) This information is based on information provided directly to the Company by Legal & General Investment Management (Holdings) Limited (“LGIM”) on April 15, 2021. According to such information, of the ordinary shares beneficially owned by LGIM per the table above, LGIM beneficially owns 2,819 shares and Go ETF Solutions LLP beneficially owns the balance of 2,361,360 shares. Pursuant to publicly available information, the business address of LGIM is One Coleman Street, London, England, EC2R 5AA.

(7) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 1,402,111 shares are held directly by Yehuda Zisapel; (ii) 202,000 shares are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel; and (iii) 60,000 options at an exercise price of $27.15, which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. As noted in note 1 in Item 6.E “Share Ownership” of our Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(8) Consists of 1,519,859 shares and 11,250 RSUs.

(9) Consists of 3,123,970 shares, 17,564 RSUs and 364,850 options to purchase ordinary shares. The options consist of (i) 7,500 options at an exercise price of $13.35, which expire in December 2021, (ii) 15,000 options at an exercise price of $17.35, which expire in December 2022, (iii) 30,000 options at an exercise price of $17.63, which expire in October 2022, (iv) 40,000 options at an exercise price of $22.51, which expire in December 2024, (v) 31,350 options at an exercise price of $22.70, which expire in January 2025, (vi) 1,000 options at an exercise price of $22.73, which expire in January 2025, (vii) 20,000 options at an exercise price of $24.06, which expire in July 2025, (viii) 20,000 options at an exercise price of $24.32, which expire in November 2025, (ix) 20,000 options at an exercise price of $24.74, which expire in November 2025, (x) 75,000 options at an exercise price of $25.21, which expire in September 2024, (xi) 45,000 options at an exercise price of $26.36, which expire in October 2023 and (xii) 60,000 options at an exercise price of $27.15, which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(10) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such person, which are vested or shall become vested within 60 days of the date of this table) and have therefore not been separately disclosed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this Proxy Statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.

These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. These risks and uncertainties, as well as others, are discussed in greater detail in our Annual Report and our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROPOSAL 1
ELECTION OF DIRECTORS
(Proposal 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, our Board of Directors consists of up to nine (9) members and is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I (if elected) will serve for a term ending on the date of the annual general meeting for the year 2024; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2022; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2023.

The term of service of Mr. Yehuda Zisapel and Prof. Yair Tauman, who are currently directors in Class I, expires on the date of the Meeting. We are proposing to re-elect these nominees at the Meeting, such that their term will expire at the annual general meeting for the year 2024.

In addition, we are proposing to elect Mr. Yuval Cohen as Class I director, such that his term will also expire at the annual general meeting for the year 2024.

All of these nominees were approved and recommended to our Board of Directors by the Company’s independent directors in accordance with the Nasdaq rules. In addition, all of these nominees, other than Mr. Yehuda Zisapel, qualify as “independent directors” under the Nasdaq rules.

We currently have a Board of six (6) directors (of which four directors qualify as “independent directors” under the Nasdaq rules). Subject to the election of the nominees (in this Proposal 1), we expect to have, following the Meeting, a Board of seven (7) directors (of which five directors qualify as “independent directors” under the Nasdaq rules), as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2024	Yehuda Zisapel, Yair Tauman and Yuval Cohen
Class II	2022	Roy Zisapel and Naama Zeldis
Class III	2023	Gabi Seligsohn and Stanley Stern

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the election of our proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the respective nominees.

Yehuda Zisapel, 79, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See “Item 4C – Organizational Structure” of our 2020 Annual Report. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Yair Tauman, 72, has served as a member of our Board of Directors since October 2010 (until February 2020, as an external director). He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York. He was a professor in Tel-Aviv University for 25 years until 2009 and, prior thereto, served as a professor in Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other public and private companies from different sectors, including online auctions, education and IT. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Yuval Cohen, 59, is the founding and managing partner of Fortissimo Capital Fund, a private equity fund headquartered in Israel, that was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (NASDAQ: DSPG), and Intel Corporation (NASDAQ: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (NASDAQ: KRNT) and as a director of Wix.com Ltd. (NASDAQ: WIX). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

For details about beneficial ownership of our shares held by two of these nominees (namely, Mr. Yehuda Zisapel and Prof. Tauman), see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” Mr. Yuval Cohen, the third nominee, may be deemed to beneficially own 1,892,288 ordinary shares, representing, as of November 1, 2021, 4.11% of our outstanding shares, all of which shares are beneficially owned by Fortissimo Capital Fund V, L.P., the managing partner of which is controlled by Mr. Cohen. Mr. Cohen disclaims any beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

If elected, the nominees will be entitled to receive the compensation we pay to our directors described below under “Executive Compensation”. These nominees have also been (or will be) provided with indemnification letters.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

 “RESOLVED, that Mr. Yehuda Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., his term shall expire at the annual general meeting for the year 2024;"

“RESOLVED, that Prof. Yair Tauman is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., his term shall expire at the annual general meeting for the year 2024;” and

“RESOLVED, that Mr. Yuval Cohen is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., his term shall expire at the annual general meeting for the year 2024.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to elect the nominees named above as directors.

√   The Board of Directors recommends a vote FOR the election of each of the said nominees.

Other Members of the Board of Directors Continuing in Office Following the Meeting

Roy Zisapel*, 50, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996. Mr. Zisapel also serves as a director of Radware US and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company, and Nava Zisapel, who is one of our major shareholders

Naama Zeldis*, 58, has served as a member of our Board of Directors since September 2020. Ms. Zeldis currently serves as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage. Formerly, Ms. Zeldis has served as Chief Financial Officer for a variety of high-tech and industrial companies, such as in Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A from the Hebrew University in Jerusalem.

Gabi Seligsohn**, 55, has served as a member of our Board of Directors since May 2020. Mr. Seligsohn served as the Chief Executive Officer of Kornit Digital Ltd. (Nasdaq: KRNT), a company engaged in the area of digital printing on textiles, from April 2014 through July 2018. From August 2006 until August 2013, he served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a company specializing in the design, development and production of optical metrology solutions for the semiconductor industry. Prior thereto, from 1998 to 2006, he served in several leadership positions in Nova. Mr. Seligsohn currently serves as Executive Chairman of the board of directors of Augwind Energy Tech Storage Ltd. (TASE: AUGN), and as a member of the boards of directors of Kornit Digital and Ion Acquisition fund (NYSE: IACB, a SPAC), as well as of PubPlus, a privately owned company. Mr. Seligsohn holds an LL.B. degree from the University of Reading, England.

Stanley B. Stern, 63**, has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC), a  vendor of advanced communications software, products and productivity solutions for the digital workplace, and serves as a member of the boards of directors of the following public companies: Ormat Technologies, Inc. (NYSE: ORA), Ekso Bionics Holdings, Inc. (Nasdaq: EKSO) and Polypid Ltd. (Nasdaq: PYPD). Since 2013, Mr. Stern serves as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990.  In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

_______________________

*   Member of Class II
** Member of Class III

For additional information concerning the practices of the Board of Directors, Audit Committee and Compensation Committee, see Item 6.C of our Annual Report.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2020 and 2021*:

Name of Body	No. of Meetings in 2020 and 2021 **	Average Attendance Rate
Board of Directors	34	94%
Audit Committee	15	100%
Compensation Committee	17	100%

*   Excludes ad-hoc committees
** Including meetings through November 1, 2021

Each director attended at least 90% of all Board meetings.

Executive Compensation

You should read the below summary together with Proposals 3 and 4 of this Proxy Statement.

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors, to which we refer to as our Compensation Policy, as amended by our shareholders through November 2020. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2020 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2020 - All directors and officers as a group, consisting of 16 persons*	$3,710,200	$542,300

2019 - All directors and officers as a group, consisting of 13 persons**	$3,409,100	$501,600

*   Includes 4 persons who served as our directors in 2020 and are no longer serving as our directors and 3 directors who were appointed during 2020.

** Includes one executive officer who was appointed during 2019.

During 2020, we granted to our directors and officers listed in Item 6.A of our Annual Report, in the aggregate, 168,509 RSUs at a weighted average grant date fair value per RSU of $21.84 and options to purchase 349,740 ordinary shares at a weighted average exercise price per share of $24.27. The options and RSUs expire sixty-two months after grant. The weighted average grant date fair value of these options was $5.10 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(s) to our consolidated financial statements included in our Annual Report. See also Item 6.E “Directors, Senior Management and Employees—Share Ownership— Share Option Plans” of our Annual Report.

Compensation of Executive Officers

For a discussion of the compensation granted to our five most highly compensated executive officers during 2020, see “Compensation of Executive Officers” in Item 6.B of our 2020 Annual Report, which is incorporated herein by reference.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (equivalent to approximately $38,500) per year of service; (ii) per meeting remuneration of NIS 3,600 (equivalent to approximately $1,100) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

In addition, our non-employee directors are entitled to a grant of options under our stock option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

Indemnification and Insurance

We currently hold directors and officers liability insurance for the benefit of our office holders with an aggregate coverage limit of $25 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, substantially in the form approved by our shareholders in 2011, which is publicly available as Exhibit 4.1 to our Annual Report.

PROPOSAL 2
EQUITY-BASED GRANTS OF THE COMPANY TO
THE CHIEF EXECUTIVE OFFICER
(Proposal 2 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including grant of RSUs, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Roy Zisapel, our President and Chief Executive Officer, is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since our inception in May 1996. The key terms of Mr. Zisapel's employment with us (directly and/or with our subsidiaries) are as follows:

•	Gross base salary in NIS equivalent to $400,000 per annum, which salary includes payment for managing our entire on-going North America activities;

•	Annual bonus of up to $600,000 (or the equivalent in NIS);

•	Company car and all related expenses, except related taxes;

•	Contributions for the benefit of Mr. Zisapel to the Company’s Managers Life Insurance Policy and Work Disability Insurance;

•	Vacation and recreation pay;

•	Education Fund (“Keren Hishtalmut”); and

•	Medical insurance.

In addition, Mr. Zisapel is granted, from time to time, equity-based compensation.

As more fully described under "Compensation of Executive Officers" in Item 6.B of our 2020 Annual Report, the compensation granted to Mr. Zisapel in 2020 in terms of cost to the Company (as recognized in our financial statements for the year ended December 31, 2020), was as follows:

Salary	Bonus	Equity-Based	All Other	Total
		Compensation	Compensation
$421,000	$393,000	$1,940,000	$133,000	$2,887,000

Proposed Grant of Company Equity-Based Awards – Reasons

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Mr. Roy Zisapel. In recognition of the importance of Mr. Zisapel’s services to the Company and taking into account, among other factors, the overall compensation level of other senior managers in the industry, our Board of Directors has approved, following the recommendation and approval of our Compensation Committee, a grant of RSUs as described below.

In approving the proposed grant, our Compensation Committee and Board of Directors considered various factors, including the following:

✔
The Importance of Mr. Zisapel’s Services to the Company. This element is demonstrated by Mr. Zisapel playing a key role in most aspects of our operations, starting from formulating our strategic vision, driving our on-going shift into our cloud-based and subscription offering model and leading our M&A activities.

✔
The Contribution of Mr. Zisapel to Our Business and Success. To illustrate Mr. Zisapel's contribution to our success, the below charts indicate our Company’s growth in the past several years and the shareholder value created in that period:

(*)   Total deferred revenues as defined by the company (including uncollected billed amounts offset against trade receivables balance) amounted to $167 million and $189 million in 2018 and 2020, respectively, which represent increase of 13%.

(**) The aforesaid share prices and market capitalization are based on the closing sale price of our ordinary shares on Nasdaq (and, in the case of market capitalization, also the number of outstanding shares) as of December 31 of the applicable year.

✔	The Effective Freeze on Mr. Zisapel's Compensation. Our Compensation Committee and Board of Directors considered the fact that:

o	Mr. Zisapel's salary has not been modified since 2012 and will remain at the same level; and

o	Mr. Zisapel's annual bonus has not been modified since October 2019 and will remain the same.

✔
The Compensation Levels of other Senior Managers in our Industry. In evaluating Mr. Zisapel's compensation, our Compensation Committee and Board of Directors reviewed, with the assistance of Radford, a unit of Aon and an independent compensation consulting firm, benchmark information relating to the compensation of chief executive officers of other comparable companies.

✔
Performance-Based and Retention Incentives. The proposed equity-based grants contain inherent incentives to reward for performance and the structure of the equity-based grants also includes important retention incentives.

✔
Use of Shares & Dilution. Our Compensation Committee and Board of Directors manage our equity incentive plans to monitor, among other things, long-term shareholder dilution, burn rate and equity-based compensation expense while maintaining our ability to attract, reward and retain key talent in a hypercompetitive market. Below is a summary analysis of certain burn rate and dilution metrics considered by our Compensation Committee and Board of Directors:

Burn Rate

The following table sets forth information regarding award grants, the burn rate for each of the last three years, and the average burn rate over the last three years. The burn rate has been calculated as the quotient of (i) the sum of all options and RSUs granted in such year, divided by (ii) the weighted average number of ordinary shares outstanding at the end of such year.

	Year Ended December 31,			3-Year
	2020	2019	2018	Average
Options and RSUs granted	2,143,743	2,010,379	1,500,926
Weighted average shares outstanding	46,460,974	46,816,899	45,289,296

Burn rate	4.6%	4.3%	3.3%	4.1%

Overhang

“Overhang” was analyzed to measure the potential dilutive effect of all outstanding equity awards and shares available for future grants.

	As of December 31,
	2020	2019	2018
Issued Overhang*	10.7%	10.8%	11.3%
Total Overhang**	12.5%	14.5%	15.0%

*   “Issued Overhang” was computed as (A) the total number of equity awards outstanding divided by (B) total ordinary shares outstanding plus the figure in clause A.

** “Total Overhang” was computed as (A) the total number of equity awards outstanding plus shares available to be granted under the Company’s equity-incentive plans, divided by (B) total ordinary shares outstanding plus the figure in clause A.

✔
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Zisapel, including other factors set forth in the Companies Law and our use of equity-based compensation in general.

If approved, the vast majority of the compensation received by Mr. Zisapel under his proposed annual compensation terms is not guaranteed at the date of award and is tied to his continued employment as well as our share price (through the proposed equity-based grants) and operating results (through the annual cash bonus), assuring a strong correlation between pay and performance:

❖	In 2018, 2019 and 2020, approximately, 68%, 73% and 77% of Mr. Zisapel's compensation was attributed to such variable components.

❖
If the proposed equity-based grants pursuant to this Proposal 2 and Proposal 3 are approved, approximately 81% of Mr. Zisapel's compensation would be attributed to such variable, performance-based, components.

Proposed Grant of Company Equity-Based Awards – Description

We propose to grant Mr. Zisapel time-based RSUs as well as performance-based RSUs, to which we refer as the PSUs. Below is a summary of the key terms of these proposed equity-based grants:

•	Grant Date: The date of the annual meeting of shareholders for 2021 (i.e., the date of the Meeting).

•	Number of RSUs & PSUs: 50,000 RSUs and 50,000 PSUs.

•
Vesting - RSUs: The RSUs will vest within four years following the Grant Date, in four equal annual installments (i.e., the first 12,500 RSUs shall vest one year after the date of the Meeting).Vesting of 50% of the then-unvested RSUs would accelerate upon a Change of Control of the Company or similar Transaction (such terms to be defined in Mr. Zisapel’s grant agreement) that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause (such term to be defined in Mr. Zisapel’s grant agreement and include, among other things, conduct that constitutes gross misconduct or gross neglect of his duties to the Company), or (ii) by Mr. Zisapel, for Good Reason (such term to be defined in Mr. Zisapel’s grant agreement and include, among other things, diminution of his duties, responsibilities or authorities).

•
Vesting (including Eligibility/Performance Criteria) - PSUs: The PSUs shall be earned based on the Company’s closing share price on Nasdaq reaching $44.00 or more for 30 consecutive trading days at any time during the three (3) year period following the date of the Meeting. To the extent earned in accordance with the foregoing, all of the PSUs shall become fully vested at that time.

•
Cap: Consistent with our Compensation Policy, the annual fair market value of the proposed equity-based grants, as measured on the date of the grant, regarding the value of these grants, may not exceed $2.0 million (the “Cap”), which is currently the equivalent of five (5) annual salaries of the CEO per year of vesting, on a linear basis. For the sake of clarity, if the fair market value of the above proposed equity-based grants on the date of grant (together with the fair market value of the proposed equity-based grants described in Item 3 below) exceeds the Cap, the number of RSUs and PSUs proposed to be granted will be reduced on a pro rata basis so that their value (together with the value of the proposed equity-based grants in Item 3 below) will not exceed the Cap.

•
Other Terms: All other terms and conditions in connection with the above RSUs and PSUs shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (the "ESOP" or the “1997 ESOP”) and the award agreements approved by our Compensation Committee and Board of Directors, including, without limitation, exercisable periods following cessation of service.

The grant date total fair value of the proposed equity-based grants over the whole vesting periods, is currently estimated at approximately $2.8 million.

For details regarding other terms of compensation of our Chief Executive Officer, see under "Executive Compensation" above. For details about Mr. Roy Zisapel’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the grant of RSUs and PSUs to Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Proposal 2 of the Company’s Proxy Statement for the 2021 Annual General Meeting be, and the same hereby, is approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, Mr. Roy Zisapel and his parents, Yehuda and Nava Zisapel, are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you ARE NOT a controlling shareholder and DO NOT have a personal interest in this proposal. Please confirm that you ARE NOT a controlling shareholder and DO NOT have a "personal interest" in Proposal 2 by checking the "YES" box in Proposal 2a of the proxy card. If you are a controlling shareholder or do have a personal interest in Proposal 2, check the "NO" box in Proposal 2a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-77045; fax number: +972-3-766-8982 or email gadime@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 3
EQUITY-BASED GRANTS OF THE COMPANY SUBSIDIARY TO
THE CHIEF EXECUTIVE OFFICER
(Proposal 3 on the Proxy Card)
Background

Under the Companies Law, the terms of compensation, which may include grant of options in a subsidiary of the Company, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

EdgeHawk Security Ltd. (“EdgeHawk”) is an Israeli company formed in 2020 that is currently wholly owned by the Company.

The goal of forming EdgeHawk as a separate entity with its own employees and management was primarily to enable it to (i) focus on and accelerate the growth potential in the 5G security market which is not part of Radware’s core business, as described below, and (ii) benefit from the advantages we believe are associated with operating in a startup-like environment, such as a more entrepreneurial culture that can foster development efforts and time-to-market in this specific market and to better attract personnel.

In particular, EdgeHawk is developing a network wide solution for the 5G security market, rather than a specific product. Unlike Radware’s products that are primarily sold as “off the shelf” solutions with no or minimal integration to the customer’s environment, EdgeHawk’s solution is designed to require a significant level of integration to the customer’s OSS systems and network infrastructure and we expect this to translate to various differences, including in structure of product development, solution delivery functions, sales processes and sales cycle. In addition, mobile networks and 5G architecture are domains that require specialization that are not within Radware’s business focus. While Radware may develop such expertise in-house over time, we believe it will be easier to attract top talent and accelerate the acquisition of know-how through a separate subsidiary which may in the future raise funds from external investors and be completely separated from Radware.

Proposed Grant of EdgeHawk Equity-Based Awards – Reasons

See the discussion under "Proposed Grant of Company Equity-Based Awards – Reasons" in Proposal 2 above. Our Compensation Committee and Board of Directors also considered, in respect of the proposed grant to Mr. Zisapel of options to purchase shares of EdgeHawk described below, that:

✔
The grant of EdgeHawk options to Mr. Zisapel (as well as grants of EdgeHawk options we already made to certain other officers and key employees of Radware) will allow us to incentivize Mr. Zisapel (and such other officers and key employees) to contribute to the success of EdgeHawk, even though it is not part of our core business; and

✔
The grant of EdgeHawk options to Mr. Zisapel (as well as grants of EdgeHawk options we already made to certain other officers and key employees of Radware) will allow us to incentivize Mr. Zisapel (and such other officers and key employees) to contribute to the success of EdgeHawk (and, indirectly, our success) at a relative minimal value (see below regarding the fair value of such grant) and without dilutive effect to our shareholders.

Proposed Grant of EdgeHawk Equity-Based Awards – Description

We propose to approve the grant to Mr. Zisapel of options to purchase ordinary shares of EdgeHawk, on the following terms:

•	Grant Date: The date of the annual meeting of shareholders for 2021 (i.e., the date of the Meeting).

•	Number of Options: Options to purchase up to 428,571 ordinary shares of EdgeHawk, representing approximately 3% of the outstanding shares of EdgeHawk (on a fully diluted basis).

•
Exercise Price: The exercise price of all options will be $0.09 per share (which is the fair market value thereof according to a valuation of EdgeHawk received by the Company from an independent third party appraiser);

•
Vesting: The options will vest within four years following the Grant Date, in three installments - 50% of the total amount of options (214,285 options) shall vest two years after the Grant Date and two additional installments of 25% of the total options (107,143 options each) will vest in the third and fourth anniversary of the Grant Date.

•	Other Terms: All other terms and conditions in connection with the above options shall be as set forth in the EdgeHawk’s equity incentive plan.

The grant date total fair value of the proposed equity-based grants over the whole vesting period, is currently estimated at less than $25,000.

For details regarding other terms of compensation of our Chief Executive Officer, see under "Executive Compensation" above as well as the proposed grant set forth in Item 2 above.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the grant of options in EdgeHawk to Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Proposal 3 of the Company’s Proxy Statement for the 2021 Annual General Meeting be, and the same hereby, is approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, Mr. Roy Zisapel and his parents, Yehuda and Nava Zisapel, are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you ARE NOT a controlling shareholder and DO NOT have a personal interest in this proposal. Please confirm that you ARE NOT a controlling shareholder and DO NOT have a "personal interest" in Proposal 3 by checking the "YES" box in Proposal 3a of the proxy card. If you are a controlling shareholder or do have a personal interest in Proposal 3, check the "NO" box in Proposal 2a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7045; fax number: +972-3-766-8982 or email gadime@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 4
RE-APPOINTMENT OF AUDITORS
(Proposal 4 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, or E&Y, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of E&Y.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to fiscal year 2020, we paid E&Y approximately $330,000 for audit and audit related services, $188,000 for tax services and $40,000 for all other fees.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

REVIEW OF FINANCIAL STATEMENTS AND AUDITOR'S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2020 and the related auditor's report in respect thereof will be presented and discussed.

Our auditors' report, consolidated financial statements, and our 2020 Annual Report may be viewed on our website - www.radware.com - or through the SEC's website at http://www.sec.gov/. None of the auditors' report, the consolidated financial statements, the 2020 Annual Report or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2020, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED  TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 6971917, ISRAEL, ATTENTION: MICHAEL GOLDBERGER, VP FINANCE.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2021 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2022 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2022 (the "Next AGM") will include (i) the election (or re-election) of Class II directors; (ii) the approval of the appointment (or reappointment) of the Company's auditors; and (iii) presentation and discussion of the financial statements of the Company for the year ended December 31, 2021 and the auditors' report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Next AGM by submitting their proposals in writing to our principal executive office at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, Attention: General Counsel.

In accordance with our Articles of Association, for a shareholder proposal to be considered for inclusion in the Next AGM:

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We must receive the written shareholder proposal (i) not less than 90 calendar days prior to the first anniversary of the 2021 AGM, and (ii) not more than 150 days prior to the first anniversary of the 2021 AGM; provided that if the date of the Next AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2021 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the Next AGM (or such earlier time permitted by applicable law) and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made (or such earlier time permitted by applicable law); and

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The written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, and without derogating from the provisions of our Articles of Association, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the Next AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated: November 4, 2021